EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS

TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE

FUND’S TENDER OFFER.

May 22, 2007

Dear Member:

We are writing to inform you of important dates relating to a tender offer by Mezzacappa Partners, LLC (the “Fund”). If you are not interested in redeeming your limited liability company interests or a portion of your interests in the Fund (the “Interests”) at this time, please disregard this notice and take no action.

The tender offer period will begin on Tuesday, May 22, 2007 and will end at 12:00 midnight New York time on Wednesday, June 20, 2007. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope no later than Wednesday, June 20, 2007. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund’s Board of Managers (the “Board”), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order no later than Wednesday, June 20, 2007.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Christopher S. Nagle at (212) 332-2000.

Sincerely,

Mezzacappa Partners, LLC

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